SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

QUALITY DINING, INC.
____________________________________________________________________

(Name of Issuer)
COMMON STOCK, NO PAR VALUE
_____________________________________________________________________
(Title of Class of Securities)

74756P 10 5
_____________________________________________________________________

(CUSIP Number)

DANIEL B. FITPATRICK
QUALITY DINING, INC.
4220 EDISON LAKES PARKWAY
MISHAWAKA, INDIANA 46545
TELEPHONE: (219) 271-4600
FACSIMILE: (219) 243-4393
_____________________________________________________________________

(Name, address and telephone number of person authorized to receive notices and communications)


August 10, 2000
_____________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


13D

CUSIP No.  74756P 10 5
------------------------------------------------------------------------
(1)	NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Daniel B. Fitzpatrick
------------------------------------------------------------------------
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
								(a)  [   ]
								(b)  [   ]
------------------------------------------------------------------------
(3)	SEC USE ONLY

------------------------------------------------------------------------

(4)	SOURCE OF FUNDS **

				PF
------------------------------------------------------------------------

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			       [  ]

------------------------------------------------------------------------

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

		United States
_______________________________________________________________________

NUMBER OF		      (7)	SOLE VOTING POWER

                        2,339,009

SHARES	           ___________________________________________________
BENEFICIALLY	     (8)	SHARED VOTING POWER
					                           0
OWNED BY
                  ___________________________________________________
EACH 			          (9)	SOLE DISPOSITIVE POWER

                            2,339,009

REPORTING	       ____________________________________________________
PERSON WITH		    (10)	SHARED DISPOSITIVE POWER

                                 0
_________________________________________________________________________
	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

				                        2,339,009
_________________________________________________________________________
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES **			        [ ]
_________________________________________________________________________
	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           19.0%
_________________________________________________________________________
(14)	TYPE OF REPORTING PERSON **
                           IN
_________________________________________________________________________

**  SEE INSTRUCTIONS BEFORE FILLING OUT!


	This Statement constitutes Amendment No. 1 to the Schedule 13D (the "Schedule 13D") filed by Daniel B. Fitzpatrick, Chairman, President and Chief Executive Officer of Quality Dining, Inc., an Indiana corporation (the "Company"), on June 6, 2000 with respect to the common stock, no par
value (the "Common Stock"), of the Company.    All capitalized terms not
otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D.

ITEM 4.  	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended to add the following paragraph at the end of such Item:

On August 10, 2000, the Company and NBO, LLC ("NBO") reached an agreement in principle providing for the acquisition by NBO of 18 Burger King restaurants in the Detroit, Michigan area currently owned and operated by the Company in exchange for 800,000 shares of Common Stock and $9.8 million in cash. In addition, the Company has agreed in principle to grant NBO the right to sell an additional 100,000 shares of Common Stock to the Company, at a price of $6.00 per share, for a limited period of time beginning 18 months following the closing of the initial transaction. As part of these transactions, Mr. Fitzpatrick has agreed in principle to transfer the real estate underlying three of the Detroit Burger King restaurants to NBO in exchange for 300,000 shares of Common Stock (such shares represent 2.5% of total Common Stock outstanding).

Consummation of the proposed transactions between the Company, NBO and Mr. Fitzpatrick is subject to the approval of the Company's Board of Directors and to the negotiation and signing of definitive documentation containing customary closing conditions, including receiving the approval of the transactions by Burger King Corporation. Burger King Corporation also will have a right of first refusal to purchase the Detroit stores for a limited period following the signing of definitive documentation.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2000
---------------
(Date)

 /s/  Daniel B. Fitzpatrick
---------------------------
(Signature)


Daniel B. Fitzpatrick
---------------------
(Name)